82-4688

Trivalence
Mining Corporation

RECEIVED MAR 13 2003

NEWS RELEASE

QUARTERLY FINANCIALS

TRIVALENCE MINING CORPORATION (TMI: TSXV, TMIGF: OTCBB) March 5, 2003
For the quarter ended December 31, 2002, the Company reports a net loss of $1,656,958 or $0.10 per share on revenues of $1,728,782. This compares to a net loss of $1,357,984 or $0.08 per share on revenues of $1,654,349 for the same period in 2001. For the six months ended December 31, 2002, the Company reports a net loss of $3,433,804 or $0.20 per share on revenues of $2,518,570. This compares to a net loss of $2,598,944 or $0.15 per share on revenues of $2,749,050 for the same period in 2001. The loss in the six months ended December 31, 2002 quarter was a result of lower diamond production at the Company's Aredor mine. For the six months ended December 31, 2002, production at Aredor was 6,940 carats, down from the 18,718 carats recovered in the same period last year. During the quarter, mining operations were hampered at the Aredor alluvial mine due to low equipment availability and the onset of the rainy season which restricted mining activities to lower grade areas. The production at Aredor has considerably increased subsequent to December 31, 2002. Production at the Palmietgat mine was 19,281 carats, up from the 16,145 carats recovered in the same period last year. Increased production at Palmietgat was a result of improvements made to the crushing sequence at the DMS plant thus resulting in higher feed rates. During the six months ended December 31, 2002, the Company conducted one sale of Aredor production which consisted of 3,707 carats that sold for US$802,712, an average price of US$221.41 per carat. During the same period, the Company conducted three sales of Palmietgat production which consisted of 25,010 carats that sold for US$770,662, an average price of US$30.81 per carat.

The Company is pleased to announce that the second pan plant, Twin 8-foot has started production at Aredor. The construction of third plant (D.M.S.) is on schedule.

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa and in the Republic of South Africa. In addition to its mining operations, the Company has a joint venture for kimberlite exploration in the Republic of Botswana with Tinto Botswana (a subsidiary of Rio Tinto).

03007580

Waseem Rahman
Director

SUPPL

PROCESSED
APR 01 2003
THOMSON FINANCIAL

For further information, contact **Omair Choudhry**
Phone: (604) 684-2401
Facsimile:(604) 684-2407
Toll Free:1-888-273-3671
Email: tmi@trivalence.com

Or visit our website at www.trivalence.com

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

NEWS RELEASE

PALMIETGAT DIAMOND SALE AND RIO TINTO UPDATE

TRIVALENCE MINING CORPORATION (TMI: TSXV, TMIGF: OTCBB) February 28, 2003. The Company is pleased to report that it completed a second diamond sale of the year 2003 at its Palmietgat diamond mine in South Africa. The sale consisted of diamond parcels totaling 3,249 carats that sold for US$380,000.

The Company has been informed by Rio Tinto Mining & Exploration Limited (RTM&E) that as per clause 6.8 of joint venture agreement RTM&E will withdraw from the joint venture agreement as of March 07, 2003 from the Aredor. Clause 6.8 of the joint venture agreement permits RTM&E to withdraw from the joint venture without incurring any further liability. The Company plans to continue the exploration of Kimberlites on the Aredor property. The Kimberlite exploration joint venture agreement in Botswana between the Company and Tinto Botswana (a subsidiary of Rio Tinto) will continue as per the terms of joint venture agreement.

Trivalence Mining Corporation is a publicly traded Company with two producing mines located in the Republic of Guinea, West Africa and in the Republic of South Africa. In addition to its mining operations Company has a joint venture for Kimberlite exploration in the Republic of Botswana, with Tinto Botswana (a subsidiary of Rio Tinto).

Waseem Rahman
Director

***For further information contact*:**
Omair Choudhry
Tel: 604-684-2401
Fax: 604-684-2407
Toll free: 1-888273-3671
E-mail: tmi@trivalence.com

Or visit our web site at www.trivalence.com

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.